From the Desk of

Laurence J. Pino, Esquire

August 30, 2024

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated August 20, 2024

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated August 20, 2024 addressed to Tom Berry, Chief Executive Officer of the Company.

Amended Offering Statement on Form 1-A

Cover Page

1.	We have made the revision as requested. We have included the following on the Cover Page:

Debt Unit Holders May not be able to withdraw the Units

There is no established market for the Debt Units, and as such, they are considered illiquid investments. Debt Unit holders may not be able to withdraw their funds from the Company when desired, which could result in the inability to access invested capital in a timely manner or at all. Investors should be aware that the lack of liquidity may limit their ability to sell or transfer the Debt Units and may result in holding the investment for an extended period.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

We have included the following under the RISK FACTORS section:

Limited Liquidity and Withdrawal Risks for Debt Units

Investors in the Debt Units face significant risks due to the illiquid nature of these investments. Since no public market exists for the Debt Units, holders may encounter difficulties in withdrawing their invested funds from the Company. The lack of a secondary market means that investors may be unable to sell or transfer their Debt Units, potentially leading to prolonged holding periods and uncertainty in accessing their capital. Furthermore, the Company's ability to allow withdrawals may be restricted or delayed due to financial constraints or other operational factors, which could adversely affect investors' liquidity and financial planning.

Offering Circular Summary, page 13

2.	We have drafted the following clarifying language:

Clarification on Discretionary Withdrawal Option

The Company, at its sole discretion, and only under extraordinary circumstances may honor withdrawal requests from investors outside of the agreed-upon withdrawal period. This discretionary withdrawal option is intended to serve as an infrequent occurrence, typically reserved for situations where a particular investor requests it due to significant personal reasons. Historically, such requests have been granted only under compelling circumstances, such as medical emergencies.

Investors should be aware that the Company does not anticipate many such occurrences. When a discretionary withdrawal is granted, the investor would be redeemed at the same price per unit at which they initially invested, which is $1,000 per unit. No premium is applied to these units, and they will not be listed on any exchange or similar public market. This policy has been consistently applied by the Management Team in prior offerings and is fully disclosed within this Offering Circular to ensure transparency and compliance with all applicable securities laws.

We have revised the following sections to account for the clarification, “Offering Circular Summary” on pg. 3 of the Offering Circular, “The Offering,” under the “Withdrawals” subsection on pg. 19 of the Offering Circular; and “Debt Unit Holders’ Rights Under the Company” on pg. 48 of the Offering Circular.

Compensation of Management and Directors, page 43

3.	After discussion with our client, we have decided to remove the roll-over feature from the offering. Under the revised offering, we will no longer provide the option for investors to reinvest their accrued interest into additional Debt Units. Instead, investors will simply receive their Debt Unit Payments as outlined in the Offering Circular without the option to reinvest. The Rollover feature described in the section titled “Offering Circular Summary” under “Roll-Over Mechanism of Units in All Classes” and in the Section titled “The Offering” under “Rollover Feature” has been removed from the Offering Circular. All other references to the above have also been eliminated.

Mr. Ruairi Regan, Esq.

Securities and Exchange Commission

We hope this adjustment effectively eliminates the concerns raised in your previous comment, including those related to compliance with Regulation A, obtaining affirmative consent for additional investments, providing access to the current offering circular, and adhering to investment limitations and qualifications for purchaser status. We believe this change simplifies the offering and ensures full compliance with applicable regulations.

Use of Proceeds, page 30

4.	Please find the updated Use of Proceeds table in the revised Offering Circular, which reflects the use of proceeds at 50%, per your request, as well as at 25% and 10% of the maximum offering amount.

Beneficial Ownership, page 44

5.	We have added an additional line in the table to account for the ownership of the Executive Officers (Tom Berry and Donald Sutton) as one group.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC